                        [PECKAR & ABRAMSON LETTERHEAD]
STEPHEN P. KATZ
PARTNER

June 21, 2006

VIA FEDERAL EXPRESS

Mr. Paul Fischer, Staff Attorney
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:  MDWERKS, INC.
     OUR FILE NO. 4248/156140

Dear Mr. Fischer,

We have submitted today for filing Amendment No. 2 to the Registration Statement on Form SB-2 for MDwerks, Inc. (Reg. No. 333-132296) in response to the comments we have received from the SEC in your letter, dated May 10, 2006.

For your convenience, we are sending you courtesy copies of this filing via
FedEx. We have also included a redlined copy of the filing marked to show changes in response to your comments and certain other changes.

We have set forth below the comments that you have given to us and our response to your comments.

     GENERAL

1.   PLEASE UPDATE YOUR FINANCIAL STATEMENT PURSUANT TO ITEM 310(G) OF
     REGULATION S-B.

     A copy of our March 31, 2006 unaudited financial statements as presented in
Amendment No. 1 to the Form 10QSB filed on June 5, 2006 and an updated
Management's discussion and analysis or plan of operation has been included in
Amendment No. 2 to Form SB-2.

2.   WE NOTE YOUR RESPONSE TO COMMENT 3, BUT ARE UNABLE TO DETERMINE WHERE YOU
     HAVE REVISED PART II OF REGISTRATION STATEMENT TO REFLECT THE ISSUANCE OF
     UNITS SOLD ON MARCH 22, 2006. PLEASE REVISE OR ADVISE. WITH RESPECT TO THIS
     PLACEMENT, PLEASE ALSO SEE RELATED COMMENT 6.

[PECKAR & ABRAMSON LETTERHEAD]

Mr. Paul Fischer, Staff Attorney

June 21, 2006

     We have revised Part II to add this disclosure. This disclosure appears on
p. II-8. We inadvertently omitted this disclosure in our previous filing.

     MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 20

3.   WE NOTE YOUR RESPONSE TO COMMENT 26 AND ADDITIONAL DISCLOSURE ON PAGE 21.
     PLEASE MOVE THE ADDITIONAL LANGUAGE INTO THE OVERVIEW SECTION. IN ADDITION,
     WE NOTE YOUR STATEMENT THAT YOU CANNOT FORECAST YOUR REVENUES AND EXPENSES.
     HOWEVER, OUR PRIOR COMMENT DID NOT SUGGEST THAT SUCH A FORECAST WAS
     NECESSARY TO ADDRESS THE GUIDANCE IN RELEASE 33-8350. RATHER, THE OVERVIEW
     SHOULD PROVIDE SOME DIRECTION FROM MANAGEMENT ON RELEVANT BUSINESS TRENDS.
     THE OVERVIEW CURRENTLY IS LIMITED TO A DISCUSSION ON THE ORGANIZATIONAL
     HISTORY OF THE COMPANY AND A FEW SENTENCES ABOUT WHAT THE COMPANY DOES.
     PLEASE REVISE ACCORDINGLY.

     We have revised our Management Discussion and Analysis to relocate our previous change from the Critical Accounting Policies section to the Overview section, provided some direction from management on relevant business trends at the very end of the Overview section, added the Results of Operation For the three Months ended March 31, 2006 and replaced the December 31, 2005 Cash Flows analysis with our March 31, 2006 Cash Flows analysis.

     CLAIMS MANAGEMENT SERVICES, PAGE 24

4.   WE NOTE YOUR RESPONSE TO COMMENT 28. WHILE YOUR RESPONSE TO THE COMMENT
     STATES THAT YOU PRESENTLY DO NOT OFFER ASSET AND WEALTH MANAGEMENT SERVICES
     THROUGH THIRD PARTY SOURCES, THE DISCLOSURE IN YOUR DOCUMENT IS SOMEWHAT
     AMBIGUOUS ON THIS POINT, STATING THAT MDWERKS HAS THE "OPPORTUNITY TO OFFER
     ASSET AND WEALTH MANAGEMENT SERVICES THROUGH THIRD PARTY SOURCES, BUT
     [THAT] NO SUCH SERVICES HAS BEEN OFFERED YET." PLEASE REVISE TO CLARIFY, IF
     TRUE, THAT YOU DO NOT CURRENTLY OFFER ASSET AND WEALTH MANAGEMENT SERVICES
     THROUGH THIRD PARTY SOURCES.

     We have clarified that we do not currently offer asset and wealth management services through third party sources. This disclosure appears on
 pp.26-27.

     BILLING SERVICES, PAGE 25

5.   WE NOTE YOUR RESPONSE TO COMMENT 29, BUT ARE UNABLE TO DETERMINE WHERE YOU
     MADE THE REQUESTED REVISION. PLEASE ADVISE OR REVISE.

     Please see our revision appearing in the last sentence of the second paragraph under: "Billing Services" on p. 27.

[PECKAR & ABRAMSON LETTERHEAD]

Mr. Paul Fischer, Staff Attorney

June 21, 2006

     DESCRIPTION OF CERTAIN TRANSACTIONS

     PRIVATE PLACEMENTS, PAGE 45

6.   WE NOTE YOUR ISSUANCE OF EIGHT UNITS OF SERIES A CONVERTIBLE PREFERRED
     STOCK WHICH INCLUDE DETACHABLE WARRANTS. PLEASE TELL US AND DESCRIBE IN
     YOUR NEXT AMENDMENT HOW YOU ACCOUNTED FOR THIS CONVERTIBLE PREFERRED STOCK
     AND THE ASSOCIATED WARRANTS.

     Please see Note 6, paragraphs 3 and 4 to the March 31, 2006 financial statements included in the Amendment No. 2 to Form SB-2 for the accounting treatment related to the issuance of 5 units of the Series A Convertible
Preferred Stock.

     FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005 AND 2004
PAGES F-2 - F-17

     CONSOLIDATED STATEMENT OF OPERATIONS, PAGE F-4

7.   WE NOTE YOUR RESPONSE TO COMMENT 41. WE ARE STILL UNCLEAR AS TO THE TERMS
     OF THE AGREEMENT UNDER WHICH LIABILITIES FOR CERTAIN PROFESSIONAL FEES AND
     TECHNOLOGY EXPENSES WERE FORGIVEN. PLEASE REVISE TO DISCLOSE THESE TERMS.

We have revised our disclosure on page F-10 in accordance with the staff's request.

     "During the year ended December 31, 2004, the Company recorded a gain on forgiveness of liabilities aggregating $1,092,033. The gain resulted from the Company being granted legal releases from its creditors during 2004.
     The creditors received no consideration either in equity or cash for their legal releases. Substantially all of the liabilities forgiven were for professional fees and technology expenses."

     NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,
PAGE F-7 - F-10

     REVENUE RECOGNITION, PAGE F-8 - F-9

8.   WE NOTE YOUR RESPONSE TO COMMENT 42. WE ARE STILL UNCLEAR WHEN YOU RECORD
     INTEREST WITHHELD, ADMINISTRATIVE FEES, AND OTHER CHARGES AS REVENUE.
     PLEASE REVISE YOUR DOCUMENT TO PROVIDE A MORE DETAILED DESCRIPTION OF WHEN
     YOU CONSIDER THIS REVENUE TO BE EARNED.

[PECKAR & ABRAMSON LETTERHEAD]

Mr. Paul Fischer, Staff Attorney

June 21, 2006

     We revised our disclosure on page F-8 of the December 31, 2005 audited financial statements and page F-13 of the March 31, 2006 unaudited financial statements to provide more (underlined) detailed descriptions of when we recognize interest, administrative fees, as follows:

     "The Company provides advance funding services to unaffiliated healthcare providers (the Company's "Customer"). The Customer advances are typically collateralized by Security Agreements granting first position liens on the medical claims submitted by its Customers to third party payors (the
     "Payors"). The advances are repaid through the remittance of payments of
     Customer medical claims, by Payors, directly to the Company. The Company withholds from these advances accrued on a daily basis, an administrative fee calculated and deducted from remittances at the time claims are processed and other charges as well as any amount for prior advances that remain unpaid after a specified number of days, also on a daily basis.
     These interest charges, administrative fees and other charges are recognized as revenue when earned. There is no right of cancellation or refund provisions in these arrangements and the Company has no further obligations once the services are rendered."

     NOTE 6 - STOCKHOLDER'S DEFICIENCY, PAGES F-11 - F-14

     REGISTRATION RIGHTS, PAGE F-13

9.   WE NOTE YOUR RESPONSE TO COMMENT 43. PLEASE TELL US WHETHER THE
     "LIQUIDATING PENALTY" RELATED TO NON-REGISTRATION OF YOUR SHARES COULD BE
     SETTLED IN CASH OR WOULD BE SATISFIED BY ISSUING ADDITIONAL UNREGISTERED
     SHARES IF YOUR SHARES ARE NEVER REGISTERED. WE NOTE THE EITF RECENTLY
     DELIBERATED THE IMPACT OF THESE LIQUIDATED DAMAGES CLAUSES AND THE EFFECT
     ON THE ACCOUNTING AND CLASSIFICATION OF INSTRUMENTS SUBJECT TO THE SCOPE OF
     EITF 00-19 IN EITF 05-4 THE EFFECT OF A LIQUIDATED DAMAGES CLAUSE ON A
     FREESTANDING FINANCIAL INSTRUMENT SUBJECT TO ISSUE NO. 00-19. THE EITF HAS
     NOT REACHED A CONSENSUS IN THIS ISSUE AND HAS DEFERRED DELIBERATION UNTIL
     THE FASB ADDRESSES CERTAIN QUESTIONS WHICH COULD IMPACT A CONCLUSION ON
     THIS ISSUE. HOWEVER, IN THE MEANTIME, PLEASE TELL US HOW YOU CONSIDERED THE
     GUIDANCE IN EITF 05-4 AND THE DIFFERENT VIEWS ON THIS ISSUE AS OUTLINED IN
     ISSUE SUMMARY NO. 1 TO EITF 05-4 IN ANALYZING THE REGISTRATION RIGHTS
     AGREEMENT.

     The "liquidating penalty" related to non-registration of the shares can only be settled by issuing additional unregistered shares if the shares are never registered.

     We considered the guidance in EITF 05-04. We note that the Emerging Issues
Task Force has not reached a consensus on this issue and has postponed further deliberations until after Financial Accounting Standards Board addresses whether a registration rights agreement is a derivative.

[PECKAR & ABRAMSON LETTERHEAD]

Mr. Paul Fischer, Staff Attorney

June 21, 2006

     We also believe the 20% liquidating damage penalty for failure to file our registration statement exceeds the difference in fair value between unregistered and registered shares using commercially reasonable means in accordance with paragraph 15 of EITF 00-19.

     ITEM 28, UNDERTAKINGS

10.  WE NOTE YOUR RESPONSE TO COMMENT 47. PLEASE REVISE TO INCLUDE THE
     UNDERTAKING PURSUANT TO ITEM 512(G)(2) OF REGULATION S-B OR ADVISE US WHY
     YOU BELIEVE IT IS NOT NECESSARY TO DO SO.

     We have included the undertaking pursuant to Item 512(g)(2) of Regulation
     S-B. The additional language appears on page II-10.

     Please feel free to contact the undersigned if you have any questions regarding the enclosed materials or the contents of this letter.

Very truly yours,

/s/ Stephen P. Katz
STEPHEN P. KATZ

SPK:mw
Enclosures

cc: Mr. Howard Katz (w/encl.)
    Mr. Vincent Colangelo (w/encl.)
    Mr. Stephen Plattman (w/encl.)